

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-mail
Jaime Alberto Velásquez Botero
Vice President, Strategy and Finance
Bancolombia S.A.
Carrera 48 #26-85
Avenida Los Industriales
Medellín, Colombia

  Re: **Bancolombia S.A.**
      Form 20-F for Fiscal Year Ended December 31, 2012
      Filed April 30, 2013
      File No. 001-32535

Dear Mr. Velásquez Botero:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Laura Crotty for

              Suzanne Hayes
              Assistant Director